EXHIBIT 2

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

Our interim consolidated financial statements are prepared according to Canadian Generally Accepted Accounting Principles (“GAAP”). The following tables provide a reconciliation of the material differences between Canadian GAAP and United States GAAP relating to the statement of operations and total shareholders’ equity.

Reconciliation of Net Earnings

For the periods ended September 30	Three months		Nine months

(in $ millions, except share amounts) (unaudited)	2007	2006 (l)	2007	2006 (l)

Earnings from continuing operations – Canadian GAAP	442	322	1,530	1,166
Differences:
Deferred costs, net of amortization (a)	3	(1)	3	(6)
Net benefit plans cost (b)	2	4	7	(6)
Income (loss) from joint ventures (d)	–	(5)	114	61
Net change in unrealized (losses) gains on derivatives (e)	(6)	11	(14)	13
Capitalized interest (h)	10	14	26	33
Gain on distribution of Bell Aliant Income Fund units (j)	–	1,557	–	1,557
Income taxes (i)	(3)	–	(101)	–
Dilution gain (j)	–	–	(4)	–

Earnings from continuing operations – U.S. GAAP	448	1,902	1,561	2,818

Discontinued operations – Canadian GAAP	(2)	(20)	139	124
Differences (d) (f)	–	9	(114)	(60)

Discontinued operations – U.S. GAAP	(2)	(11)	25	64

Net earnings – U.S. GAAP	446	1,891	1,586	2,882

Dividends on preferred shares – Canadian GAAP	(34)	(17)	(97)	(52)
Differences (e)	–	(4)	–	(9)

Dividends on preferred shares – U.S. GAAP	(34)	(21)	(97)	(61)

Net earnings applicable to common shares – U.S. GAAP	412	1,870	1,489	2,821

Net earnings per common share – basic, U.S. GAAP
Continuing operations	0.52	2.18	1.82	3.14
Discontinued operations	0.00	(0.01)	0.03	0.07

Net earnings	0.52	2.17	1.85	3.21
Net earnings per common share – diluted, U.S. GAAP
Continuing operations	0.52	2.18	1.82	3.14
Discontinued operations	0.00	(0.01)	0.03	0.07

Net earnings	0.52	2.17	1.85	3.21

Reconciliation of Comprehensive Income

For the periods ended September 30	Three months		Nine months

(in $ millions) (unaudited)	2007	2006 (1)	2007	2006 (1)

Other comprehensive (loss) income, net of income taxes – Canadian GAAP	(84)	1	190	71
Differences:
Net change in unrealized gains (losses) on available-for-sale investments (g)	–	10	–	(14)
Net change in gains (losses) on derivatives designated as cash flow hedges (e)	4	(19)	11	(10)
Minimum additional pension liability (b)	–	250	–	250
Net benefit plans (b) (c)	16	–	271	–

Other comprehensive (loss) income, net of income taxes – U.S. GAAP	(64)	242	472	297

Comprehensive income	382	2,133	2,058	3,179

Statements of Accumulated Other Comprehensive Loss

	September 30,	December 31,
(in $ millions) (unaudited)	2007	2006

Currency translation adjustment	1	(2)
Available-for-sale investments and derivatives designated as cash flow hedges (e) (g)	203	5
Net benefit plans (b) (c)
Net actuarial losses	(1,284)	(1,355)
Net past service costs	18	(62)
Net transitional obligations	25	(95)

Accumulated other comprehensive loss – U.S. GAAP	(1,037)	(1,509)

Reconciliation of Total Shareholders’ Equity

	September 30,	December 31,
(in $ million) (unaudited)	2007	2006 (l)

Total shareholders’ equity – Canadian GAAP	15,288	13,367
Differences:
Deferred costs (a)	(28)	(31)
Net benefit plans (b) (c)
Valuation allowance	78	75
Net actuarial losses	(1,519)	(1,594)
Net past service costs	18	(62)
Net transitional obligations	25	(95)
Business combinations and goodwill (j)	64	68
Available-for-sale investments and derivatives designated as cash flow hedges (e) (g)	24	32
Capitalized interest (h)	397	371
Income taxes (i)	535	–
Other	–	3

Total shareholders’ equity – U.S. GAAP	14,882	12,134

DESCRIPTION OF UNITED STATES GAAP DIFFERENCES

(a) Deferred Costs

Under Canadian GAAP, certain expenses, such as development costs and pre-operating expenses, are deferred and amortized if they meet specified criteria. Under United States GAAP, these costs must be expensed as incurred.

(b) Net Benefit Plans Cost

Effective December 31, 2006, we adopted the recognition requirements of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on a prospective basis. This standard requires that we:

  recognize the funded status of benefit plans in the balance sheet by aggregating overfunded plans separately from underfunded plans and recording the resulting amounts as an asset and a liability, respectively.

  recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and past service costs or credits that arise during the period.

Prior to December 31, 2006, under United States GAAP, an additional minimum liability was recorded for the excess of the unfunded accumulated benefit obligation over the recorded pension benefit liability. An offsetting intangible asset equal to the unrecognized prior service costs was recorded. Any difference was recorded through other comprehensive income.

Also, under Canadian GAAP, we recognize a pension valuation allowance for any excess of the accrued benefit asset over the related expected future benefit. Changes in the pension valuation allowance are recognized in the consolidated statement of operations. United States GAAP does not specifically address pension valuation allowances.

(c) Post-Retirement Benefits

In Q1 2007, we announced the phase out of other post-retirement benefits for future retirees over the next 10 years, with no changes in the next 5 years. Under Canadian GAAP, this plan amendment reduces the unamortized transitional obligation and increases past service credits which are being amortized over the expected average remaining service lives (EARSL) of affected employees. Under United States GAAP, this plan amendment was reflected as an increase in other comprehensive income of $209 million in Q2 2007, when the actuarial calculations were finalized.

(d) Income (Loss) from Joint Ventures

Under Canadian GAAP, we account for our joint venture investments using the proportionate consolidation method. Under United States GAAP, we account for these investments using the equity method.

Certain joint venture interests have been accounted for as discontinued operations under Canadian GAAP. Under United States GAAP, we must continue to reflect these investments in continuing operations. Our proportionate interest in joint venture results of operations and any gain or loss on disposal are reclassified from discontinued operations under Canadian GAAP to continuing operations under United States GAAP.

(e) Derivative Instruments and Hedging Activities

The adoption of the Canadian GAAP accounting standards on financial instruments and hedge accounting effective January 1, 2007 substantially harmonized the accounting for derivative instruments and hedging activities under Canadian GAAP with United States

GAAP, with the exception of the accounting for certain embedded derivatives. In particular, under Canadian GAAP, we do not bifurcate and separately account for foreign-currency derivatives embedded in a non-financial instrument host contract when specified conditions are met.

Prior to the adoption of the new Canadian standards, significant differences arose between Canadian GAAP and United States GAAP with respect to the recognition of derivatives and accounting for certain hedging relationships. Under United States GAAP, all derivatives must be recorded on the balance sheet at fair value whereas under Canadian GAAP, certain derivatives were not recorded until settled. Also, under United States GAAP, the ineffective portion of the hedging instrument is reported in net earnings.

In 2003, we settled the dividend rate swaps used to hedge certain preferred shares. These dividend rate swaps were used to effectively convert the fixed-rate dividends on the preferred shares to floating-rate dividends. As of January 1, 2007, there is no difference between Canadian GAAP and United States GAAP. Prior to January 1, 2007, under Canadian GAAP, the proceeds received on settlement of these swaps were deferred and amortized against preferred dividends over the remaining original terms of the swaps. Under United States GAAP, these swaps did not qualify for hedge accounting and the settlement gain was recorded through earnings when realized.

(f) Discontinued Operations

Differences between Canadian GAAP and United States GAAP will cause the carrying values of the net assets of certain discontinued operations to differ.

(g) Investments

The adoption of the new Canadian GAAP accounting standards for financial instruments effective January 1, 2007 substantially harmonized the accounting for investments under Canadian GAAP with United States GAAP.

Prior to the adoption of the new Canadian standards, significant differences arose between Canadian GAAP and United States GAAP with respect to the measurement of certain securities.

(h) Capitalized Interest

Under Canadian GAAP, we capitalize interest for significant assets under construction, whereas under United States GAAP borrowing costs must be capitalized for all assets under construction.

(i) Income Taxes

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (“FIN 48”), effective for fiscal years beginning after December 15, 2006. FIN 48 provides specific guidance on the recognition, de-recognition and measurement of income tax positions in financial statements, including the accrual of related interest and penalties. An income tax position is recognized when it is more likely than not that it will be sustained upon examination based on its technical merits, and is measured as the largest amount that is greater than 50% likely of being realized upon settlement. Under Canadian GAAP, we recognize and measure income tax positions, including any related accruals for interest and penalties, based on our best estimate of the amount that is more likely than not of being realized. Accordingly, income taxes recorded each period under United States GAAP will vary from that reported under Canadian GAAP due to these measurement and recognition differences.

The cumulative effect of adopting FIN 48 on January 1, 2007 resulted in a decrease of $636 million in our opening deficit as reported under United States GAAP.

(j) Business Combinations and Goodwill

Under Canadian GAAP, certain business combinations have been accounted for at the carrying value of the underlying assets and liabilities exchanged, whereas under United States GAAP such transactions were recorded on a fair value basis. Changes in our ownership interest will cause a difference in any resulting gains or losses.

BCE’s ownership of Bell Aliant has been reduced through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10, 2006. This distribution resulted in an increase in contributed surplus of $1,547 million for Canadian GAAP. For United States GAAP purposes, the distribution of trust units is deemed to have occurred at fair value, with the resulting gain recognized in earnings. Therefore, the increase in contributed surplus under Canadian GAAP, adjusted for previously existing United States and Canadian GAAP differences, was recorded as a gain on distribution of trust units in earnings from continuing operations for United States GAAP purposes.

During the three months ended March 31, 2007, BCE’s ownership of Bell Aliant decreased, resulting in a dilution gain under Canadian GAAP. As there is a difference in the carrying value of BCE’s investment in Bell Aliant under United States GAAP, the resulting dilution gain recorded under Canadian GAAP has been adjusted.

(k) Stock issue costs

Under United States GAAP, stock issue costs are recorded as a reduction of the proceeds raised from the issuance of capital stock, whereas under Canadian GAAP we charge stock issue costs to retained earnings.

(l) Comparative Periods

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”), to address the observed diversity in quantification practices of unadjusted differences with respect to annual financial statements. SAB 108 requires that misstatements in the current year financial statements be quantified using both a balance sheet and an income statement approach and evaluated as to whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006 and on initial application, permits a one-time cumulative effect adjustment to beginning retained earnings.

Effective December 31, 2006 we adopted SAB 108 and decreased our opening deficit as at January 1, 2006 as reported under United States GAAP by $328 million relating to the capitalization of borrowing costs. The amounts for the comparative interim periods have been adjusted accordingly.

Unrelated to our adoption of SAB 108, we also made corrections to prior periods related mainly to embedded derivatives and available-for-sale investments. We recorded gains on embedded derivatives that were previously not included in United States GAAP net earnings. We also reversed unrealized gains on available-for-sale investments in non-public companies previously recorded in other comprehensive income. The amounts for the comparative interim periods have been adjusted accordingly.